Filed pursuant to Rule 424(b)(3)
File No. 333-264628

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated December 15, 2022

to

Prospectus dated November 4, 2022

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated November 4, 2022 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 35 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of January 1, 2023;

•	to disclose the calculation of our November 30, 2022 net asset value (“NAV”) per share for all share classes;

•	to provide a market update;

•	to provide updates to our portfolio and our business;

•	to provide an update on the status of our current public offering;

•	to disclose the recent closing of a new financing arrangement; and

•	to disclose the recent closing of a transaction providing us with a new source of debt financing.

January 1, 2023 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of January 1, 2023 (and repurchases as of December 31, 2022) is as follows:

Transaction Price (per share)
Class S	$25.1360
Class T	$24.9034
Class D	$24.9374
Class M	$25.0077
Class I	$24.3500
Class F*	$25.0272
Class Y*	$24.3016

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The January 1, 2023 transaction price for each of our share classes is equal to such class’s NAV per share as of November 30, 2022. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since November 30, 2022 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

November 30, 2022 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for November 30, 2022.

The following table provides a breakdown of the major components of our total NAV as of November 30, 2022 (dollar amounts in thousands):

Components of NAV	November 30, 2022
Loans receivable	$7,341,522
Investment in real estate	195,685
Mortgage-backed securities held-to-maturity	86,971
Mortgage-backed securities available-for-sale, at fair value	139,174
Cash and cash equivalents	153,100
Restricted cash	20,996
Other assets	42,335
Collateralized loan obligation, net of deferred financing costs	(3,735,387)
Repurchase agreements payable, net of deferred financing costs	(1,015,175)
Credit facility payable, net of deferred financing costs	(614,095)
Mortgage note, net of deferred financing costs	(122,568)
Accrued stockholder servicing fees(1)	(1,027)
Other liabilities	(80,311)

Net asset value	$2,411,220

Number of outstanding shares	97,053,696

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of November 30, 2022, we accrued under GAAP $107,492 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of November 30, 2022 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$1,379,290	$40,056	$18,937	$112,573	$816,930	$21,401	$22,033	$2,411,220
Number of outstanding shares	54,873,052	1,608,458	759,373	4,501,539	33,549,506	855,120	906,648	97,053,696

NAV per Share as of November 30, 2022	$25.1360	$24.9034	$24.9374	$25.0077	$24.3500	$25.0272	$24.3016

Market update

The Bloomberg Aggregate Index returned 3.7% in November, driven by the prospect of a potentially less hawkish Fed amid receding inflationary pressures. October’s consumer price index (CPI) release showed inflation rose at its slowest pace since January, finally bucking the trend of notable upside surprises for most of 2022. Yet the Agg remains deeply negative year to date, down -12.6% as core fixed income continues to face challenges amid a volatile rate environment.

CRE price growth across most property types continued to slow in October while annual transaction volume was negative for the third consecutive month as the divide between buyers and sellers remained wide amid a still-aggressive Federal Reserve and a cloudy macroeconomic environment. The RCA Commercial Property Price Index (CPPI) grew at a 7.3% annual rate in October but fell -0.4% from a September.1

While CRE deal volume and pricing have clearly felt the impacts of a higher-rate environment, we believe senior debt has become relatively more attractive in the current environment compared to equity as rent growth has moderated and higher rates continue to pressure property prices. Notably, the fundamental backdrop (net absorption rates/delinquency rates, etc.) across most asset classes continues to be supportive. The industrial vacancy rate hit a new all-time low in Q3 2022, for example, while apartment vacancies remain just above their all-time low.1 Even once-unloved retail properties continue to show signs of strength, with net operating income edging higher as cap rates there continued to trend lower.1

Distressed sales make up approximately just 1% of transactions, underscoring the more prudent underwriting of the past decade and the ability for lenders to continue providing capital in this uncertain backdrop.1

Portfolio update

We generated positive total returns across all share classes in November. As previously disclosed, management has recommended to our board of directors an increase in distributions across all share classes effective with the payment of the December distribution driven by the continued strong performance of the portfolio and the positive impact of rising interest rates on our loan portfolio, among other considerations. As a result, it is estimated that the annualized distribution rate will be 7.00% for Class I shares, 6.50% for Class D and Class M shares and 6.00% for Class S and Class T shares based on the anticipated December 2022 distribution and the November 1, 2022 transaction price.

Looking to 2023, we believe the portfolio is well positioned to deliver a high level of income and preserve capital driven by the:

•

Positive impact of rising interest rates for our floating rate loan portfolio, which represented 95% of the portfolio as of November 30, 2022. Given our focus on floating rates assets, the portfolio’s duration was just 0.17 years.

[1]	MSCR Real Capital Analytics, as of October 31, 2022.

•

Origination of new loans at wider spreads backed by what we believe are a diverse set of attractive opportunities, primarily in secondary and sunbelt markets that have been driven by rising housing prices, solid labor markets and a generally healthy U.S. consumer.

•	Continued strong performance of the portfolio as 100% of the portfolio was comprised by performing assets.

•	Ability to naturally turn over the portfolio to current market conditions thanks to the short-term maturity (2-3 years) for our loans.

•	High level of equity cushion beneath our loans as the average loan-to-value (LTV) for the loan portfolio was 68%.

•	Requirement of all borrowers to purchase rate caps to help protect against rising borrowing costs

We closed on $151.3 million in new originations backed by two high-quality hotel/resorts in thriving sunbelt markets.

•

The first loan was backed by a resort located in Adairsville, GA, approximately 70 miles NE of Atlanta. The property spans 442 acres and is comprised of 55 guest rooms at an Inn and 85 cottage keys designed for larger groups. The resort is filled with amenities, including three dining establishments (one full-service restaurant), an 18-hole golf course, a spa and fitness center, shooting grounds, outdoor swimming pool, as well as a business center with 16K square feet of meeting space.

•

The second loan was collateralized by a brand-new (2022 vintage), 235 key, luxury Four Seasons hotel centrally located in booming downtown Nashville, TN. Property includes 3 dining destinations, including one operated by a Michelin-starred chef, 25,330 SF of event space including two ballrooms, an expansive pool deck with an infinity edge pool on the 7th floor and a Four Seasons Spa and Fitness Center.

The short-term nature of our typical loan (two- to three-year maturity) allows us to dynamically adjust allocations across property type and geography to current market conditions. For example, over the past two years, the portfolio’s allocation to multifamily properties ranged from a low of 14% to as high as 62%. As of November 30, 2022, it was 56.4%, with many of the loans backed by what we believe are attractive opportunities, primarily in secondary and sunbelt markets that have been driven by rising housing prices, solid labor markets and a generally healthy U.S. consumer.

As indicated by November’s originations, we have opportunistically added new investments in hospitality, retail and office in recent months as sector fundamentals strengthened. As of November 30, 2022, these sectors represented 10.2%, 6.3% and 13.2% of the portfolio, respectively. Additionally, we continue to add attractive opportunities in alternative sectors such as self-storage, cold storage, and life sciences office properties.

Our investment pipeline remains strong through year end 2022 and into the new year.

Status of our Offering

We are currently offering on a continuous basis up to $2.75 billion in shares of common stock, consisting of up to $2.5 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 2,811,953 shares of our common stock (consisting of 1,414,952 Class S shares, 1,209,915 Class I shares, 16,096 Class T shares, 9,922 Class D shares, and 161,068 Class M shares) in the primary offering for total proceeds of $69.95 million and (ii) 241,536 shares of our common stock (consisting of 133,509 Class S shares, 95,111 Class I shares, 3,697 Class T shares, 1,265 Class D shares, and 7,955 Class M shares) pursuant to our distribution reinvestment plan for a total value of $6.06 million.

Financing Arrangement

On November 10, 2022, one of our indirect wholly owned special-purpose financing subsidiaries, FS CREIT Finance NTX-1 LLC (“NTX-1”), entered into a Master Repurchase Agreement and Securities Contract (the “Repurchase Agreement,” and together with the related transaction documents, the “Facility”), as seller, with Natixis, New York Branch, as buyer (the “Buyer”), to finance the acquisition and origination of (i) whole, performing mortgage loans and mortgage notes secured by a first lien on multifamily, retail, office, hotel, self-storage or industrial property or mixed-use property and (ii) pari passu participation interests in such performing mortgage loans (collectively, “Eligible Assets”).

The Facility is uncommitted, so the Buyer has no obligation to enter into a transaction under the Facility to finance Eligible Assets. The initial maximum amount of financing available under the Facility is $187.5 million. Buyer may elect to increase the maximum amount of financing available to no more than $250 million in its discretion.

The initial availability period of the Facility (during which financing under the Facility may be used for acquisition and origination of new assets) is two years. NTX-1 may request to extend the availability period for a one-year term extension, so long as certain conditions are met.

In connection with the Repurchase Agreement, we entered into a Guaranty (the “Guaranty”) pursuant to which we guarantee 25% of NTX-1’s obligations under the Repurchase Agreement, subject to limitations specified therein. The Guaranty may become full recourse to us upon the occurrence of certain events, including willful bad acts by us or NTX-1.

The Repurchase Agreement and Guaranty contain representations, warranties, covenants, events of default and indemnities that are customary for agreements of their type. In addition, we are required (i) to maintain its adjusted tangible net worth at an amount not less than 75% of the net cash proceeds of any equity issuance by us minus 75% of the amounts expended for equity redemptions or repurchases by us; (ii) to maintain an EBITDA to interest expense ratio not less than 1.50 to 1.00; (iii) to maintain a total indebtedness to tangible net worth ratio of less than 3.50 to 1.00; and (iv) to maintain minimum liquidity plus net available capital commitments at not less than the greater of (x) $15,000,000 and (y) 5% of the amount outstanding under the Facility.

Each transaction under the Facility to finance Eligible Assets will have its own specific terms, such as identification of the assets subject to the transaction, sale price, repurchase price and rate. In addition, any term of the Facility or the Guaranty may be amended in connection with any transaction.

CLO Transaction Overview

On December 7, 2022 (the “CLO Closing Date”), we issued a collateralized loan obligation (the “CLO”) through our subsidiary real estate investment trust, FS Rialto Sub-REIT LLC (“Sub-REIT”), and a wholly-owned subsidiary of Sub-REIT, FS Rialto 2022-FL7 Issuer, LLC, a newly-formed Delaware limited liability company, as issuer (the “CLO Issuer”).

On the CLO Closing Date, the CLO Issuer issued six classes of offered notes, the Class A Notes, the Class A-S Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes (the “Offered Notes”), and an additional three classes of non-offered notes, the Class F Notes, the Class G Notes and the Class H Notes (together with the Offered Notes, the “Notes”; all classes of Notes other than the Class H Notes are referred to collectively herein as the “Secured Notes”), each in the principal amount and having the characteristics and designations set forth in the table and description below.

The CLO Issuer issued the Notes pursuant to the terms of an indenture, dated as of December 7, 2022 (the “Indenture”), by and among the CLO Issuer, our company, as advancing agent (in such capacity, the “Advancing Agent”), Wilmington Trust, National Association, as trustee (the “Trustee”), and Computershare Trust Company, National Association, as note administrator (in such capacity, the

“Note Administrator”) and custodian. The Note Administrator will also act as paying agent, calculation agent, transfer agent, backup advancing agent and notes registrar for the CLO Issuer. We will serve as the collateral manager for the CLO Issuer. A copy of the Indenture is filed herewith as Exhibit 10.1 and is incorporated herein by reference.

Class of Notes	Principal Balance	Percentage of the Aggregate Principal Balance of all Notes	Ratings (Moody’s / KBRA)	Initial Weighted Average Life of Notes(1)	Fully Extended Weighted Average Life of Notes(2)
Class A Notes	$431,851,000	53.000%	Aaa(sf) / AAA(sf)	2.08 years	4.26 years
Class A-S Notes	$114,074,000	14.000%	NR / AAA(sf)	2.67 years	4.64 years
Class B Notes	$45,833,000	5.625%	NR / AA-(sf)	2.78 years	4.70 years
Class C Notes	$45,834,000	5.625%	NR / A-(sf)	2.85 years	4.74 years
Class D Notes	$37,685,000	4.625%	NR / BBB(sf)	2.87 years	4.80 years
Class E Notes	$16,296,000	2.000%	NR / BBB-(sf)	2.87 years	4.87 years
Class F Notes	$29,537,000	3.625%	NR / BB-(sf)	2.98 years	4.87 years
Class G Notes	$18,334,000	2.250%	NR / B-(sf)	3.37 years	4.87 years
Class H Notes	$75,370,352	9.250%	NR / NR	N/A	N/A

(1)

The initial weighted average life of each Class of Notes has been calculated assuming that there are no prepayments, defaults or delinquencies and certain other modeling assumptions. In addition, it is assumed that each commercial real estate loan pays off on its current maturity date without extension. There can be no assurances that such assumptions will be met.

(2)

The fully extended weighted average life of each Class of Notes has been calculated assuming that there are no prepayments, defaults or delinquencies and certain other modeling assumptions. In addition, it is assumed that each commercial real estate loan is fully extended to its maximum contracted extension term. There can be no assurances that such assumptions will be met.

The Notes will mature at par on the payment date in October 2039, unless redeemed or repaid prior thereto.

The Indenture allows for the exchange of all or a portion of certain classes of Notes for proportionate interests in one or more classes of certain other notes, as further explained under the heading “Exchangeable Notes” below.

The Offered Notes were placed pursuant to a Placement Agency Agreement, dated as of November 18, 2022, by and among the CLO Issuer, the Company, FS CREIT Finance Holdings LLC (the “Seller”), Barclays Capital Inc. (“Barclays”), Goldman Sachs & Co. LLC (“Goldman Sachs”), Wells Fargo Securities, LLC (“Wells Fargo Securities”) and M&T Securities, Inc. (together with Barclays, Goldman Sachs and Wells Fargo Securities, the “Placement Agents”). FS Rialto 2022-FL7 Holder, LLC, which is an indirect wholly-owned subsidiary of our company and a direct wholly-owned subsidiary of Sub-REIT, acquired 100% of the Class D, the Class E, the Class F Notes, the Class G Notes and the Class H Notes issued on the CLO Closing Date.

The Offered Notes represent limited recourse obligations of the CLO Issuer payable solely from certain collateral interests acquired by the CLO Issuer on and after the CLO Closing Date and pledged under the Indenture. To the extent the collateral is insufficient to make payments in respect of the Offered Notes, none of the CLO Issuer, any of its affiliates or any other person will have any obligation to pay any further amounts in respect of the Offered Notes. The Class H Notes are not secured.

The Class H Notes have no stated interest rate. The holders of the Class H Notes will be entitled to receive, on each monthly payment date up to (but not including) the stated maturity date of such Notes (unless redeemed prior thereto), as distributions of principal and interest, any cash remaining after payment of all distributions with a more senior level of priority. In addition, upon any redemption of the

Notes and upon the maturity of the Notes, the holders of the Class H Notes will be entitled to receive all net proceeds remaining after the sale of the collateral in accordance with the Indenture and cash, if any, remaining after payment of all specified amounts in accordance with the priority of payments.

The Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

The proceeds from the issuance of the Notes on the CLO Closing Date, after payment of certain fees and expenses, were used to (i) purchase an initial portfolio of collateral interests, (ii) repay amounts owed in respect of certain pre-CLO Closing Date financings, including under certain repurchase facilities with affiliates of the Placement Agents, and (iii) undertake certain related activities.

The initial portfolio of collateral interests was purchased by the CLO Issuer from the Seller pursuant to a collateral interest purchase agreement (the “Collateral Interest Purchase Agreement”), dated as of December 7, 2022, by and among the CLO Issuer, the Seller, us and, solely with regard to certain tax covenants, Sub-REIT. Pursuant to the Collateral Interest Purchase Agreement, the Seller made certain representations and warranties to the CLO Issuer with respect to the collateral interests. In the event that a material breach of a representation or warranty or document defect with respect to any collateral interest exists, the Seller will have to either (a) correct or cure such breach of representation or warranty or document defect in all material respects, within 90 days (or as such time may be extended under the Collateral Interest Purchase Agreement) of discovery by the Seller or any party to the Indenture (to the extent such breach is capable of being corrected or cured), (b) make a cash payment to the CLO Issuer in an amount that the Special Servicer determines is sufficient to compensate the CLO Issuer or (c) repurchase such collateral interest at a repurchase price calculated as set forth in the Collateral Interest Purchase Agreement. The obligation of the Seller to repurchase a collateral interest in connection with a material breach of a representation or warranty or a document defect pursuant to the Collateral Interest Purchase Agreement has been guaranteed by us.

The Notes

Collateral

The Secured Notes will be secured by, among other things, (i) the commercial mortgage loans and participation interests in commercial mortgage loans acquired by the CLO Issuer on the CLO Closing Date and thereafter from time to time in accordance with the terms of the Indenture, (ii) the collection account, the participated loan collection account, the payment account, the custodial account and the related security entitlements and all income from the investment of funds in any of the foregoing at any time credited to any of the foregoing accounts, (iii) the eligible investments purchased from deposits in certain accounts, (iv) the CLO Issuer’s rights under certain agreements (including the Collateral Interest Purchase Agreement and the Servicing Agreement, each as defined herein), (v) all amounts delivered to the Note Administrator or its bailee (directly or through a securities intermediary), (vi) all other investment property, instruments and general intangibles in which the CLO Issuer has an interest, (vii) the CLO Issuer’s ownership interests in and rights in all permitted subsidiaries and (viii) all proceeds of the foregoing (collectively, the “Collateral”).

Maturity

The Notes will mature at par on the payment date in October 2039, unless redeemed or repaid prior thereto.

Interest Rate

For purposes of the below, “Benchmark” means the reference rate used to determine the rate at which interest will accrue on a Class of Notes, which (1) initially will be Term SOFR and (2) from and after the occurrence of a benchmark transition event with respect to a Benchmark and its related benchmark replacement date will be the applicable benchmark replacement.

Class A Notes. The Class A Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b)(i) with respect to each payment date (and related interest accrual period), 2.8977% plus (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in October 2027, 0.25%.

Class A-S Notes. The Class A-S Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b)(i) with respect to each payment date (and related interest accrual period), 3.4102% plus (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in December 2027, 0.25%.

Class B Notes. The Class B Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b)(i) with respect to each payment date (and related interest accrual period), 3.9101% plus (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in December 2027, 0.50%.

Class C Notes. The Class C Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b)(i) with respect to each payment date (and related interest accrual period), 4.6086% plus (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in January 2028, 0.50%.

Class D Notes. The Class D Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b)(i) with respect to each payment date (and related interest accrual period), 4.6086% plus (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in February 2028, 0.50%.

Class E Notes. The Class E Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b)(i) with respect to each payment date (and related interest accrual period), 4.6086% plus (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in February 2028, 0.50%.

Class F Notes. The Class F Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b) with respect to each payment date (and related interest accrual period), 7.3490%.

Class G Notes. The Class G Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b) with respect to each payment date (and related interest accrual period), 8.9103%.

Interest on the Secured Notes will be calculated based on the actual number of days in the related interest accrual period, assuming a 360-day year.

The failure to pay interest on the Class A Notes, the Class A-S Notes or the Class B Notes at any time or, if no Class A Notes, Class A-S Notes or Class B Notes are outstanding, on any other class of Notes at the time such class of Notes is the most senior class of Notes outstanding, will constitute an event of default under the Indenture (following any applicable grace period).

For so long as any class of Notes with a higher priority is outstanding, any interest due on the Class C Notes, the Class D Notes, the Class E Notes, the Class F Notes and the Class G Notes that is not paid as a result of the operation of the priority of payments on any payment date (any such interest, “Deferred Interest”) will be deferred, will not be considered “due and payable” and the failure to pay such Deferred Interest will not be an event of default under the Indenture. Any Deferred Interest will be added to the outstanding principal balance of such class of Notes.

Principal payments on each class of Notes will be paid in accordance with the priority of payments set forth in the Indenture.

Exchangeable Notes

The Indenture allows for the exchange of all or a portion of the Class D Notes, the Class E Notes, the Class F Notes and the Class G Notes, as follows: (i) the Class D Notes may be exchanged for proportionate interests in the Class D-E Notes and the Class D-X Notes, (ii) the Class E Notes may be exchanged for proportionate interests in the Class E-E Notes and the Class E-X Notes, (iii) the Class F Notes may be exchanged for proportionate interests in the Class F-E Notes and the Class F-X Notes and (iv) the Class G Notes may be exchanged for proportionate interests in the Class G-E Notes and the Class G-X Notes, in the manner set forth in the Indenture.

Subordination of the Notes

In general, payments of interest and principal on any class of Notes are subordinate to all payments of interest and principal on any class of Notes with a more senior priority. Generally, all payments on the Notes will be subordinate to certain payments required to be made in respect of any interest advances and certain other expenses.

Note Protection Tests

The Notes are subject to note protection tests (the “Note Protection Tests”), which will be used primarily to determine whether and to what extent interest received on the collateral interests may be used to make certain payments subordinate to interest and principal payments to the Offered Notes in the priority of payments set forth in the Indenture.

If either of the Note Protection Tests are not satisfied as of any determination date, then on the next payment date, interest proceeds will be used to redeem the Offered Notes in accordance with the priority of payments until such Note Protection Tests are satisfied.

The following chart specifies the minimum ratios required for each Note Protection Test to be satisfied for the Notes.

Note Protection Test	Ratio
Minimum Par Value	111.93%
Minimum Interest Coverage	120.00%

The par value ratio is, as of any measurement date, the number (expressed as a percentage) calculated by dividing (a) the net outstanding portfolio balance on such measurement date by (b) the sum of the aggregate outstanding amount of the Class A Notes, the Class A-S Notes, the Class B Notes, the Class C Notes, the Class D and the Class E Notes and the amount of any unreimbursed interest advances.

The interest coverage ratio is generally equal to the interest proceeds from the collateral portfolio divided by the interest payable on the Offered Notes.

Funded Companion Participation Acquisition Period

The CLO includes a 24-month period (unless all of the Notes are redeemed or an event of default occurs before such date) during which the CLO Issuer may acquire additional funded companion participation interests related to the collateral interests acquired by the CLO Issuer on the CLO Closing Date.

The Servicing Agreement

Except for certain non-serviced loans, the commercial real estate loans will be serviced by Wells Fargo Bank, National Association, as servicer (the “Servicer”), and Rialto Capital Advisors, LLC, as special servicer (the “Special Servicer”), pursuant to a servicing agreement (the “Servicing Agreement”), dated as of December 7, 2022, by and among the CLO Issuer, the Servicer, the Special Servicer, the Advancing Agent, the Trustee, the Note Administrator and the Operating Advisor.

The Servicing Agreement requires each of the Servicer and the Special Servicer to diligently service and administer the commercial real estate loans (other than certain non-serviced loans) and any applicable mortgaged property acquired directly or indirectly by the Special Servicer for the benefit of the secured parties under the Indenture. In connection with their respective duties under the Servicing Agreement, the Servicer and the Special Servicer (or any replacement servicer or special servicer) are entitled to monthly servicing and special servicing fees, as described in the Servicing Agreement.

The CLO Issuer is a Taxable Mortgage Pool

The CLO Issuer likely is a “taxable mortgage pool” (“TMP”) under the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). So long as the CLO Issuer is wholly-owned by Sub-REIT and Sub-REIT remains qualified as a real estate investment trust (“REIT”) under the Internal Revenue Code, the CLO Issuer is expected to be treated as a “qualified REIT subsidiary” that is generally treated as an entity disregarded as separate from Sub-REIT rather than as a fully taxable C corporation.

However, “excess inclusion income” (“EII”) attributable to a TMP, if distributed to the stockholders of a REIT, is taxable in all events to those stockholders regardless of the general tax characteristics of, and any tax attributes (such as net operating losses) otherwise available to, such stockholders. For example, EII would be unrelated business taxable income if it were distributed as dividends to stockholders of the Company that are otherwise generally exempt from U.S. federal income tax. We do not intend to distribute EII to its stockholders, but to instead pay (or cause to be paid) corporate income tax on such EII as and when it arises. Although we do not expect that the amount of any such corporate income tax will be material, there are various uncertainties concerning the correct computation of EII, which are to be based on regulations that have not yet been issued. These uncertainties could increase the amount of EII taxable to our company or the Sub-REIT above the amount we anticipate, could result in a portion of the dividends distributed to stockholders being treated as EII, or both.

In addition, if the CLO Issuer ceased to be a “qualified REIT subsidiary”, that would, subject to certain exceptions, generally be an event of default under the Indenture. In order for the CLO Issuer to remain a “qualified REIT subsidiary” under the Internal Revenue Code, it must remain wholly-owned at all times by Sub-REIT or by another REIT. This generally will require Sub-REIT to retain not only all of the equity in the CLO Issuer, but also all of those classes of Notes as to which our counsel is unable to render an opinion that they will be treated as indebtedness for U.S. federal income tax purposes if they are sold to another party. Such restrictions on transfer will restrict the liquidity of the equity in the CLO Issuer and of the Class F Notes, the Class G Notes and the Class H Notes (and any other retained or repurchased Notes, if applicable), and indirectly the assets that secure the Notes, and could prevent our company and the Sub-REIT from transferring all or part of those positions in circumstances in which it would otherwise do so.